LYLE B. STEWART, P.C.
                            3751 SOUTH QUEBEC STREET
                             DENVER, COLORADO 80237
                             TELEPHONE: 303-267-0920
                                FAX: 303-267-0922



September 30, 1998

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

Dear Madams and Sirs:

On behalf of my client, Medix Resources, Inc., filed herewith is a Form S-2 Registration Statement relating to 7,779,170 shares of such company's common stock to be sold by selling shareholders.

If you have any questions about this filing, please contact the undersigned at the telephone or fax numbers indicated above.

Very truly yours

/s/
Lyle B. Stewart

As filed with the Securities and Exchange Commission on September 30, 1998. Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   ------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -------------

                              MEDIX RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
- --------------------------------------------------------------------------------

                   Colorado                                    84-1087334
       (State or Other Jurisdiction of                      (I.R.S. Employer
        Incorporation or Organization)                   Identification Number)
- --------------------------------------------------------------------------------

                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045
           (Address, Including Zip Code, and Telephone Number, Including
              Area Code, of Registrant's Principal Executive Offices)

                                  JOHN P. YEROS
                      President and Chief Executive Officer
                        7100 E. Belleview Ave., Suite 301
                            Englewood, Colorado 80111
                                 (303) 741-2045

             (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code, of Agent for Service)
                                 -----------------
                                   Copies to:


           LYLE B. STEWART, ESQ.
           Lyle B. Stewart, P.C.
           3751 S. Quebec Street
           Denver, Colorado 80237
               (303) 267-0920
- ----------------------------------------------


Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ?

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box: __

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.__

                         CALCULATION OF REGISTRATION FEE


                                                          PROPOSED
                                            PROPOSED       MAXIMUM
                                             MAXIMUM      AGGREGATE      AMOUNT OF
SECURITIES TO BE            AMOUNT TO BE  OFFERING PRICE   OFFERING      REGISTRATION
  REGISTERED                 REGISTERED      PER SHARE     PRICE (1)         FEE
- ----------------------      ------------   -------------  ----------    ------------


 Common stock, par value
  $.001 per share             7,779,170    $    0.11     $   855,709   $  253.00



(1) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c), the price shown is based upon the average of the bid and the asked price of the Company's Common Stock on September 24, 1998, as reported on the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 30, 1998

                                   PROSPECTUS

                                7,779,170 Shares

                              MEDIX RESOURCES, INC.

                                  Common Stock
                           (par value $.001 per share)

This Prospectus relates to 7,779,170 shares of Common Stock, of Medix Resources, Inc., which may be offered for sale from time to time by certain stockholders of the company (the "Selling Stockholders"), or by their pledgees, donees, transferees or other successors in interest, to or through underwriters or directly to other purchasers or through agents in one or more transactions at varying prices determined at the time of sale or at negotiated prices. See "Plan of Distribution."

The company will not receive directly any of the proceeds from the sale of the shares of Common Stock (the "Shares") by the Selling Stockholders. However, certain of the Selling Shareholders will only sell shares of company Common Stock after they have exercised options or warrants that they currently hold. The Company will receive the proceeds of such exercises. The expenses of registration of the shares which may be offered hereby will be paid by the company.

The Common Stock is traded on the OTC Bulletin Board under the symbol "MDIX". On September 24, 1998, the last sale price of the Common Stock was reported as $0.09.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS ______________ __, 1998

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


- ------------------

                                TABLE OF CONTENTS


                                                                           PAGE


RISK FACTORS..................................................................3

THE COMPANY..................................................................10

USE OF PROCEEDS..............................................................11

SELLING STOCKHOLDER......................................................... 11

DESCRIPTION OF SECURITIES....................................................13

PLAN OF DISTRIBUTION.........................................................14

INDEMNIFICATION OF OFFICERS AND DIRECTORS....................................15

AVAILABLE INFORMATION........................................................16

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............................16

LEGAL MATTERS................................................................17

EXPERTS......................................................................17

                                  RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK HAS A HIGH DEGREE OF RISK, IS HIGHLY SPECULATIVE AND SHOULD ONLY BE CONSIDERED BY THOSE PERSONS OR ENTITIES WHO CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS AND AN INVESTMENT IN SHARES OF THE COMPANY?S COMMON STOCK. THE ORDER IN WHICH THE FOLLOWING RISK FACTORS ARE PRESENTED DOES NOT INDICATE THE RELATIVE MAGNITUDE OF THE RISKS DESCRIBED. CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS AS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 IN THAT THEY RELATE TO EVENTS OR TRANSACTIONS THAT HAVE NOT OCCURRED, EXPECTATIONS OR ESTIMATES OF THE COMPANY, GROWTH STRATEGIES OR BUSINESS PLANS OF THE COMPANY OR OTHER EVENTS OR FACTS THAT HAVE NOT YET OCCURRED. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS ?MIGHT,? ?MAY,? ?WILL,? ?COULD,? ?EXPECT,? ?ANTICIPATE,? ?ESTIMATE,? LIKELY,? ?BELIEVE,? OR ?CONTINUE? OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING RISK FACTORS CONTAIN DISCUSSIONS OF IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS RELATED TO FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THESE IMPORTANT FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

WE  HAVE  PRIOR  OPERATING  LOSSES  AND  A  GOING  CONCERN  EXCEPTION  FROM  OUR
ACCOUNTANTS

This Company reported net losses of ($515,000) and ($1,207,000) for the years ended December 28, 1997 and December 29, 1996, respectively, and ($1,416,000) for the six months ending June 28, 1998. At June 28, 1998, it had an accumulated deficit of ($9,155,000) and a working capital deficit of ($2,584,000). The Company is currently delinquent in the payment of certain of its current liabilities. Such obligations include federal income tax withholdings from employees and employer payroll taxes. There is no assurance that we will achieve a specific level of revenues, or that we will operate profitably in the future. Our auditor's report relating to the audit of its most recent annual financial statements contains an explanatory paragraph describing that there is substantial doubt about our ability to continue as a going concern.

The Company may experience significant fluctuations in future operating results due to a number of factors including, among others, the effect of regulatory and legislative developments on us, pricing trends in the healthcare staffing and medical information software industries, availability of qualified personnel, reductions in demand for our services and products due to competition, regulation and other factors, the ability of management to coordinate and implement a marketing strategy, and costs associated with maintenance of quality control standards. The impact of any of these factors could cause operating results to decline significantly from prior periods. Any significant decrease in revenues for any reason would have an immediate adverse impact on the Company's ability to operate profitably and its ability to continue as an operating entity. No assurances can be given that we will be able to obtain sufficient debt or equity financing on acceptable terms to enable the Company to meet its cash needs.

OUR NEED FOR ADDITIONAL FINANCING

The Company had negative working capital of ($2,584,000) at June 28, 1998. The current operation of our business and our ability to continue to expand will depend upon our ability to obtain additional financing. We do not currently have a source of funds for the funding of the development of our Cymedix software products. We are meeting a portion of our current cash flow needs principally through the sale of assets and the financing of accounts receivable under terms which have resulted in significant financing costs to the Company. There can be no assurance that additional financing will be available. The development and marketing of the Cymedix software products require substantial capital investments. There can be no assurance that additional investments or financings will be available to us as needed to support the development of Cymedix products. Failure to obtain such capital on a timely basis could result in lost business opportunities, the sale of the Cymedix business at a distressed price or the financial failure of the Company.

THERE IS GREAT UNCERTAINTY IN THE HEALTH CARE INDUSTRY

The healthcare and medical services industry in the United States is in a period of rapid change and uncertainty. Governmental programs have been proposed from time to time to reform various aspects of the U.S. healthcare delivery system. Some of these programs contain proposals to increase government involvement in health care, lower reimbursement rates and otherwise change the operating environment for our customers. Healthcare facilities may react to these proposals and the uncertainty surrounding such proposals by curtailing the use of interim staffing provided by vendors such as us. We cannot predict with any certainty what impact, if any, proposals for health care reforms might have on our business. As part of health care reform, recent federal and certain state legislative proposals have included provisions extending health insurance benefits to temporary employees. Due to the wide variety of national and state proposals relating to health care presently under consideration, the impact of such proposals cannot be predicted.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of hospitals and other health care facilities. During the past several years, the health care industry has been subject to an increase in government regulation of, among other things, reimbursement rates and certain capital expenditures. In addition, major third party payors of hospital services (insurance companies, Medicare and Medicaid) have significantly revised payment procedures in an effort to contain healthcare costs. These and other factors affecting the health care industry may have a significant adverse impact on our operating results.

OUR DEPENDENCE ON CUSTOMER RELATIONSHIPS AND ABSENCE OF CUSTOMER AND CARE-GIVER CONTRACTS

Our business is dependent on its ability to establish and maintain close working relationships with hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations, educational institutions, third party payors and other referral sources, and with care givers providing services on behalf of the Company. Although we have established customer and care giver relationships in the markets in which we presently operate, there can be no assurance these relationships will continue. None of the contracts by and between us and our customers is exclusive, and these contracts do not obligate the customers to utilize a designated number of interim or home care staff for any specific period of time. Although certain customer contracts provide that we will be the first interim staffing firm contacted by the hospital, this first call right does not guarantee that we will achieve a specific level of, or any, revenues as a result of such right. Likewise, contracts between the Company and its care givers are non-exclusive and do not obligate the care giver to render services for any specific period of time. Accordingly, it is possible that the Company may not be able to meet customer demand for qualified personnel, or it may not be able to do so on a cost-efficient basis.

OUR NEW SOFTWARE BUSINESS LINE

The Company, through its subsidiary Cymedix Lynx Corporation, has only recently begun its medical software line of business through the acquisition of a development stage medial software business. The uncertainties and risks that accompany forward-looking statements are enhanced by our lack of experience in this business. The Company has no experience in marketing of software products, providing software support services, evaluating demand for products, financing a software business and dealing with government regulation of software products. As a developer of information systems, we will be required to anticipate and adapt to evolving industry standards and new technological developments. The market for our software products is characterized by continued and rapid technological advances in both hardware and software development, requiring ongoing expenditures for research and development and the timely introduction of new products and enhancements to existing products. The establishment of standards is largely a function of user acceptance. Therefore, such standards are subject to change. Our future success, if at all, will depend in part upon our ability to continue the development of existing products, to respond effectively to technology changes, and to introduce new products and technologies to meet the evolving needs of its clients in the health care information systems market. We are currently devoting significant resources toward the development of products. There can be no assurance that we will successfully complete the development of these products in a timely fashion or that our current or future products will satisfy the needs of the health care information systems market. Further, there can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render its products or technologies noncompetitive or obsolete.

RISKS OF INFRINGEMENT OF PROPRIETARY TECHNOLOGY

Our Company's wholly-owned subsidiary, Cymedix Lynx, has filed a U.S. patent application, covering its Cymedix Lynx product, and has made a related filing under the Patent Cooperation Treaty. The U.S. application is currently under review by the U.S. Patent and Trademark Office. Whether a patent will be granted in response to such application or the scope of such patent can not be determined at this time. This subsidiary has also filed applications with the U.S. Patent and Trademark Office for trademark protection of certain marks used or to be used with its software products. Regulatory review of such applications has not yet been completed. In addition, the subsidiary will file applications for copyright registration with the U.S. Copyright Office of modular software components and related software when it deems copyright protection is legally available and in our best interest. No assurance can be given that any of the Company's software products will receive patent or other intellectual property protection.

The patent and trade secret legal issues for software programs are complex and currently evolving. Since patent applications are secret until patents are issued, in the United States, or published, in other countries, we can not be sure that it is first to file any patent application. In addition, there can be no assurance that competitors, many of which have far greater resources than we do, will not apply for and obtain patents that will interfere with the Company's ability to develop or market product ideas that it has originated. Further, the laws of certain foreign countries do not provide the protection to intellectual property that is provided in the United States, and may limit our ability to market its products overseas. Litigation or regulatory proceedings may be necessary to protect the Company's patent claims, the scope of its actual patents and its other intellectual property. In fact, the computer software industry in general is characterized by substantial litigation. Such litigation and regulatory proceedings are very expensive and could be a significant drain on our resources and divert resources from product development. There is no assurance that we will have the financial resources to defend our patents from infringement or claims of invalidity. The Company is currently involved in a dispute over intellectual property issues with Andrx Corporation. See the disclosure under Legal Proceedings in item 1 of Part II of the Company's most recent Form 10-QSB, filed with the SEC.

We also rely upon unpatented proprietary technology and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our proprietary technology or that we can meaningfully protect our rights in such unpatented proprietary technology. We will use our best efforts to protect such information and techniques, however, no assurance can be given that such efforts will be successful. The failure to protect its intellectual property could cause the Company to loose substantial revenues and to fail to reach its financial potential over the long term.

COMPETITION

The market for interim staffing and home care services is highly competitive. Many of our existing and potential competitors have substantially greater financial, marketing and personnel resources than we do and have established reputations in the flexible healthcare staffing industry. Accordingly, we are at a disadvantage in competing with such entities. It is likely that the current trend toward increased consolidation in the health care industry will accelerate. Some of our larger competitors may gain an additional advantage by offering enterprise-wide interim staffing for health care facilities.

In addition, our operations depend, to a significant degree, on its ability to recruit qualified health care personnel. We face competition from other companies in recruiting qualified health care personnel and there is no assurance that qualified personnel will be available to us in the future or the costs at which such personnel might be available. The failure of the Company to recruit qualified personnel, or a significant increase in our cost of such personnel, could have a material adverse effect on the Company's financial position and operations. There can be no assurance that we will be able to continue to compete successfully in the markets in which it is active or in any markets it enters in the future.

While the Company's subsidiary, Cymedix Lynx Corporation, believes it is the first company to market a product for clinical medical data exchange through the Internet, competition can be expected to emerge from established healthcare information vendors, seeking to capitalize on Cymedix's work in developing and proving the market. The most likely competitors are companies with a focus on clinical information systems and enterprises with an Internet commerce or electronic network focus. Many of these competitors will have access to substantially greater amounts of capital resources than we have access to, for the financing of technical, manufacturing and marketing efforts. Frequently, these competitors will have affiliations with major medical product companies or software developers, who will assist in the financing of such competitor's product development. We will seek to raise capital to develop Cymedix products in a timely manner, however, so long as our operations remain underfunded, as they now are, the Company and its subsidiary will be at a competitive disadvantage.

OUR DEPENDENCE ON KEY PERSONNEL

The Company's success depends to a significant extent on John P. Yeros, Chairman of the Board and Chief Executive Officer, of the Company, and Keith Berman, who is responsible for its medical information software development and operations. The loss of the services of either could have an adverse effect on our business. The Company has entered into employment agreements with both that provide that either can terminate his employment on 90 days notice and that include noncompetition covenants. Our future success will depend in part upon its continuing ability to attract and retain highly qualified personnel to manage the future growth of the business. There can be no assurance that we will be successful in attracting and retaining such personnel.

WE ARE SUBJECT TO FLUCTUATIONS IN OPERATING RESULTS AND CASH FLOW

Our results of operations and cash flow have fluctuated and will continue to fluctuate significantly from quarter to quarter. Various factors may affect the results of operations, including hospital budgetary cycles, increased competition for qualified medical personnel, patient admission fluctuations and seasonality. Likewise, our cash flow may fluctuate due to the adoption by hospitals and third party payors of new or revised reimbursement policies, the cost and availability of accounts receivable financing, extension of more favorable credit terms to key customers and various other factors. Should we encounter delays in collecting from third party payors or its customers for any reasons, our results of operations and cash flow may be materially adversely affected.

WE HAVE PERSONNEL RISKS

Medical staff providers, such as the Company, are in the business of employing people and placing them in the workplace of other businesses. Attendant risks of such activity include possible claims of discrimination and harassment, employment of illegal aliens, unqualified or unlicensed medical personnel and other similar claims. We have policies, guidelines and screening procedures in place to reduce its exposure to these risks. However, a failure to follow these policies and guidelines may result in negative publicity and the payment by us of money damages or fines. From time to time, we become involved in litigation for injuries or damages caused by the acts of its staff. See Legal Proceedings in item 1 of Part II of the Company's most recent Form 10-QSB, filed with the SEC. While we maintain insurance providing coverage for certain negligent acts in an amount we believe is customary for the industry, there can be no assurance that our insurance policies will be sufficient so as to offset any claims received. In addition, such policies exclude certain acts, usually involving criminal behavior from coverage. Moreover, costs of insurance may escalate beyond anticipated levels, or certain types of losses may be uninsurable or may exceed coverage. Any substantial uninsured loss suffered by the Company would have a material adverse effect on our business.

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

The Company has 21,500,724 shares of Common Stock outstanding. Of these shares, approximately 9,243,591 shares are restricted and not freely transferrable. A substantial portion of such shares are being registered for sale using this Prospectus. As of the date hereof, approximately 10,530,502 shares were issuable upon the exercise of outstanding options or Warrants and the conversion of Preferred Stock. The Company has been authorized to issue options covering up to 4,600,000 shares of Common Stock. The exercise prices of options and warrants to acquire Common Stock presently outstanding range from $.15 per share to $6.00 per share. During the respective terms of the outstanding options, warrants, Preferred Stock and other outstanding underlying securities, the holders are given the opportunity to profit from a rise in the market price of the Common Stock, and the exercise of any options or warrants may dilute the book value per share of the Common Stock. The existence of the options, conversion rights, or any outstanding warrants may adversely affect the terms on which the Company may obtain additional equity financing. Moreover, the holders of such securities are likely to exercise their rights to acquire Common Stock at a time when the Company would otherwise be able to obtain capital on terms more favorable than could be obtained through the exercise or conversion of such securities.

LACK OF AUTHORIZED SHARES

At the date hereof, the Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of its Common Stock. The Company currently has 21,500,724 shares of its Common Stock issued and outstanding. Currently outstanding options, warrants and convertible stock issued by the Company would require the issuance of 10,530,502 shares of Common Stock if all such options, warrants and convertible stock were exercised or converted. We will be required to call a meeting of shareholders to authorize more shares of its Common Stock. It is possible that we could be subject to litigation as a result of committing to issue shares in excess of our authorized number of shares.

VOLATILITY OF OUR STOCK PRICE

Historically, our Common Stock has experienced significant price fluctuations. Factors such as quarterly fluctuations in results of operations, negative announcements by the Company or others, regulatory, legislative or other developments affecting the Company or the health care industry generally, conversion of our Preferred Stock into Common Stock, market conditions specific to the health care industry and general market conditions may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many health care related companies. Factors such as those cited above, as well as other factors which may be unrelated to the operating performance of the Company, may adversely affect the price of the Common Stock.

APPLICATION OF PENNY STOCK RULES TO OUR COMMON STOCK

Trading of our Common Stock is subject to the penny stock rules under the Securities Exchange Act of 1934, as amended, unless an exemption from such rules is available. Broker-dealers making a market in our Common Stock will be required to provide disclosure to their customers regarding the risks associated with our Common Stock, the suitability for the customer of an investment in our Common Stock, the duties of the broker-dealer to the customer and information regarding bid and ask prices for our Common Stock and the amount and description of any compensation the broker-dealer would receive in connection with a transaction in our Common Stock. The application of these rules will likely result in fewer market makers making a market of our Common Stock and further restrict the liquidity of our Common Stock.

DESCRIPTION OF COMMON STOCK; ABSENCE OF COMMON STOCK DIVIDENDS

Each share of Common Stock is entitled to one vote at all meetings of shareholders. Shareholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and preferences of the outstanding Preferred Stock.

We are required to pay dividends on the 1996 Preferred Stock, and, in certain circumstances, the 1997 Preferred Stock. Because we, in order to support our growth, have a general policy to retain any earnings for use in our operation, we do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of cash dividends on the Common Stock in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors that the Board of Directors deems relevant. We anticipate that any future financing agreements will prohibit the payment of Common Stock dividends without the prior written consent of the Company's lender(s).

THE COMPANY

GENERAL

Medix Resources, Inc., a Colorado corporation, formerly known as International Nursing Services, Inc. (the Company), currently operates in two principal lines of business, healthcare staffing services and medical information software.

The Company, doing business as National Care Resources and TherAmerica, Inc., provides skilled nursing, therapists, rehabilitation and other medical personnel for supplemental staffing in home care and in a broad spectrum of health care and educational facilities. The Company's supplemental staffing services are provided through a pool of approximately 1,400 caregivers including licensed and registered nurses, rehabilitation, physical, respiratory, occupational and speech therapists, medical social workers, home care aides and other unlicensed personnel. The Company's supplemental and home care staff currently serves over 300 hospitals, clinics, nursing homes, physician groups, assisted living facilities, health maintenance organizations and other health care institutions, a variety of educational facilities and individual home care clients. The Company operates through offices located in Houston and San Antonio, Texas, Emoryville and Ontario, California, and Englewood, Colorado. The Company currently provides supplemental staffing services and therapists in Texas, Colorado and California. Travel nurses and therapists are provided in seventeen states and the District of Columbia.

The Company acquired Cymedix Corporation in January of 1998. Cymedix has developed an Internet-based communications and information management product, Cymedix Lynx, which the Company began marketing to medial professionals nationwide. Growth of the medical information management marketplace is being driven by the need to share significant amounts of clinical and patent information between physicians, their outpatient service providers, hospitals, insurance companies and managed care organizations. This market is one of the fastest-growing sectors in healthcare today, commanding a projected two-thirds of health care capital investments. Cymedix Lynx is a secure medical communications product, with patent application pending, that makes use of the Internet. Using Cymedix Lynx, medical professionals can order, prescribe and access medical information from insurance companies and managed care organizations, as well as from any participating outpatient service provider such as a laboratory, radiology center, pharmacy or hospital. The Company will provide its software free of charge to physicians and clinics, and will collect user fees whenever these products connect to the Internet. The product's relational database technology provides physicians with a permanent, ongoing record of each patient's name, address, insurance or managed care affiliation, referral status, medical history, personalized notes and an audit trail of past encounters. Physicians can electronically order medical procedures, receive and store test results, check patient eligibility, make medical referrals, request authorizations, and report financial and encounter information in a cost-effective, secure and timely manner.

RECENT DEVELOPMENTS

The Nasdaq Stock Market, Inc. de-listed the Company's Common Stock from trading on the Nasdaq SmallCap Market on July 14, 1998 for failure to satisfy the revised listing maintenance standards adopted by The Nasdaq Stock Market, Inc. in 1997. The Company's Common Stock is eligible to trade on the OTC Bulletin Board. Information about the OTC Bulletin Board can be found on the Internet at www.OTCBB.com.
                                      - 10 -

On September 14, 1998, the Registrant sold its remaining operations in the State of New York, which operated under the trade names STAT Healthcare Services and Ellis Home Care Services, to Premier Home Health Care Services, Inc. of White Plains, New York. The purchase price for the operations was $1,650,000, payable with cash of $1,000,000 and the delivery of two promissory notes in the principal amount of $325,000 each. The promissory notes accrue interest at 4% annually, and mature in 9 and 15 months respectively. The 15-month promissory note has been escrowed and is subject to offset if the operations do not meet certain billings levels over a 4-week period after the closing or if claims for indemnification are made by the purchaser. The Registrant used the funds generated by the sale to reduce its principal line of credit and to provide working capital.

The Company's principal executive office is located at 7100 East Belleview Ave., Englewood, Colorado 80111, and its telephone number is (303) 741-2045.

USE OF PROCEEDS

The net proceeds from the sale of the Shares will be received by the Selling Stockholders. The Company will not receive any of the proceeds from any sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

The table below sets forth information as of September 24, 1998 with respect to the Selling Stockholders, including names, holdings of shares of Common Stock prior to the offering of the Shares, the number of Shares being offered for each account, and the number and percentage of shares of Common Stock to be owned by the Selling Stockholders immediately following the sale of the Shares, assuming all of the offered Shares are sold.



                             SHARES OF                         SHARES
                            COMMON STOCK                     OF COMMON
                            BENEFICIALLY    SHARES OF       STOCK TO BE  THE OFFERING
                            OWNED BEFORE   COMMON STOCK     BENEFICIALLY    NUMBER
      NAME                  THE OFFERING   BEING OFFERED    OWNED AFTER   PERCENTAGE
- ------------------------    ------------   -------------    -----------   ----------

Ace Foundation Inc. ....         2,500         2,500             0             0
Adler, Harry ...........         2,500         2,500             0             0
Antine, Seth Joseph ....         1,500         1,500             0             0
Asbell, Barbara(1) .....     1,565,817     1,565,817             0             0
Belcher, Michael(1) ....        30,763        30,763             0             0
Berenbaum, Shmuel ......         1,000         1,000             0             0
Berman, Keith(1) .......       546,584       546,584             0             0
BHSY Special Products ..         2,500         2,500             0             0
Bloom, Jerome ..........         1,000         1,000             0             0
Bodner, Naomi ..........        24,000        24,000             0             0
Bodner, Helenka ........         1,000         1,000             0             0





                              SHARES OF                         SHARES
                             COMMON STOCK                     OF COMMON
                             BENEFICIALLY    SHARES OF       STOCK TO BE   THE OFFERING
                             OWNED BEFORE   COMMON STOCK     BENEFICIALLY     NUMBER
       NAME                  THE OFFERING   BEING OFFERED    OWNED AFTER    PERCENTAGE
- ------------------------     ------------   -------------    -----------    ----------

Clifton Management .........         2,000         2,000             0             0
Congregation Ahavas Tzedakah         4,400         4,400             0             0
Congregation B?nai Torah ...         1,000         1,000             0             0
Dodson, B.F.(1) ............       307,626       307,626             0             0
Ezer Mzion, Inc. ...........        10,000        10,000             0             0
Folger, Rita ...............         4,000         4,000             0             0
Garber, John(1) ............       138,776       138,776             0             0
Hakodesh, Shekel ...........         5,000         5,000             0             0
Harmonic Profit Sharing ....       142,425       142,425             0             0
 Plan(1)
Huberfeld, Laura ...........        24,000        24,000             0             0
Huberfeld/Bodner Family
Foundation .................        10,000        10,000             0             0
Huberfeld/Bodner ...........       283,699       283,699             0             0
Partnership(1)
Huberfeld, Philip & Rae ....         1,250         1,250             0             0
J. Mitchell Hull Trust(1) ..       142,425       142,425             0             0
Jagunich, Bob(1) ...........     1,129,978     1,129,978             0             0
Johnson, Monique(1) ........        15,381        15,381             0             0
Kalmanowitz, Avrohom .......         1,000         1,000             0             0
Keren MY & CB Elias, Inc. ..         2,500         2,500             0             0
Klugman, David .............         9,000         9,000             0             0
Klugman-MMP, David .........         5,000         5,000             0             0
Lerner, Chainie ............         2,000         2,000             0             0
Levy, Isaac & Binsa ........         1,250         1,250             0             0
M & W Medical Supplies .....         1,000         1,000             0             0
McLean, Brian(1) ...........       410,915       410,915             0             0
Mesivta of Long Beach ......         1,000         1,000             0             0
Mishall, Sima(1) ...........        15,381        15,381             0             0
Mueller, Moshe .............         1,000         1,000             0             0
Mueller, Mark ..............           500           500             0             0
Newark Sales ...............        25,000        25,000             0             0
Newman, Joel(1) ............       917,224       917,224             0             0
Nordlicht, Jules ...........        10,000        10,000             0             0
Oberle, Thomas J ...........       313,250       313,250             0             0
OHR Somayach International .         2,000         2,000             0             0
OHR Somayach Tananbaum
Education ..................         2,500         2,500             0             0
Powell, Charles ............       310,000       310,000             0             0
Prince, Arnold(1) ..........       159,966       159,966             0             0
Rudy, Fred .................         1,000         1,000             0             0






                              SHARES OF                         SHARES
                             COMMON STOCK                     OF COMMON
                             BENEFICIALLY    SHARES OF       STOCK TO BE   THE OFFERING
                             OWNED BEFORE   COMMON STOCK     BENEFICIALLY     NUMBER
       NAME                  THE OFFERING   BEING OFFERED    OWNED AFTER    PERCENTAGE
- ------------------------     ------------   -------------    -----------    ----------


 Saleslink LTD .................       6,000       6,000           0           0
 Schepansky, Reuvain ...........       1,000       1,000           0           0
 Segal, Gordon(1) ..............     159,986     159,986           0           0
 Sexton, Mason(1) ..............     184,575     184,575           0           0
 Shalom Torah Trust(1) .........      71,215      71,215           0           0
 Shapiro, Samuel ...............         500         500           0           0
 Shlomo, Karen Chaim ...........       1,000       1,000           0           0
 Springer, April ( .............       3,076       3,076           0           0
 Metoyer)(1)
 Stadtmauer, Richard ...........       5,000       5,000           0           0
 Stahl, Douglas(1) .............     184,576     184,576           0           0
 Weinberg, Paul(1) .............     159,966     159,966           0           0
 William G. Walters IRA(1) .....     142,425     142,425           0           0
 Wright, Robinson, Osthimer
 & Tatum(1) ....................     116,898     116,898           0           0
 Young, Ann and Jerry(1) .......     150,343     150,343           0           0
                                  ----------
                                  $7,779,170
                                  ==========


(1) These shares were issued in connection with the acquisition of Cymedix Corporation by the Company.

RELATIONSHIP BETWEEN THE COMPANY AND THE SELLING STOCKHOLDERS

The Selling Shareholders have or will acquire the shares of Common Stock indicated above in one of the following ways: (i) the acquisition of Cymedix Corporation by the Company in which 6,980,000 shares of the Company's Common Stock were issued to 23 shareholders of the Cymedix Corporation, (ii) upon the conversion of Preferred Stock and other securities of the Company issued by the Company in 1996 and 1997, and (iii) the exercise by two directors of the Company of options granted to them by the Company. Other than Mr. Thomas Oberle and Mr. Charles Powell, who are directors of the Company, and Ms. Barbara Asbell and Mr. Berman, who are employees of a subsidiary of the Company, none of the other Selling Shareholders have any material relationship with the Company, except for their ownership of shares of Common Stock.


DESCRIPTION OF SECURITIES

The Company's authorized capital consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 2,500,000 shares of Preferred Stock. As of September 23, 1998, the Company had outstanding 21,500,724 shares of Common Stock, 8.0 shares of 1996 Preferred Stock and 15.5 shares of 1997 Preferred Stock. As of such date, the Common Stock was held of record by approximately 448 persons.

COMMON STOCK

Each share of Common Stock is entitled to one vote at all meetings of shareholders. Shareholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and preferences of the outstanding Preferred Stock. The outstanding shares of Common Stock and the shares of Common Stock issuable upon conversion or exercise or underlying securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

TRANSFER AGENT

The Company has retained American Securities Transfer, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202, as Transfer Agent for the Company's Common Stock.

PLAN OF DISTRIBUTION

Any distribution of the Shares by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time); (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the OTC Bulletin Board or on one or more exchanges on which the Shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; (c) directly or through brokers or agents in private sales at negotiated prices; or (d) by any other legally available means. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus. All discounts, commissions or fees incurred in connection with the sale of the Common Stock offered hereby will be paid by the Selling Stockholders, except that the expenses of preparing and filing this Prospectus and the related
Registration Statement with the Securities and Exchange Commission, and of registering or qualifying the Common Stock will be paid by the Company.

The Selling Stockholders and such underwriters, brokers, dealers or agents, upon effecting a sale of the Shares, may be considered "underwriters" as that term is defined by the Securities Act.

Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

If required at the time a particular offering of the Shares is made, a Prospectus Supplement would be distributed which would set forth the amount of the Shares being offered and the terms of the Offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Company has not been informed that an underwriter has been engaged for the sale of any of the Shares.

In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

The Company has agreed that it will bear all costs, expenses and fees in connection with the registration of the Shares.


INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article 109 of the Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and action, suit or proceeding whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of the Company, if such person acted in good faith and reasonably believed that his conduct, in his official capacity, was in the best interests of the Company (or, with respect to employee benefit plans, was in the best interests of the participants of the plan), and in all other cases that his conduct was at least not opposed to the Company's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe that his conduct was unlawful. Under Colorado Law, the Company may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of the Company if the director is adjudged liable to the Company, or in a proceeding in which the directors, officer employee or agent is adjudged liable for an improper personal benefit.

The Company's Articles of Incorporation provide that the company shall indemnify its directors, and officers, employees and agents to the extent and in the manner permitted by the provisions of the laws of the State of Colorado, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders' or directors' resolution or by contract.

Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

AVAILABLE INFORMATION

The  Company is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The Company has filed a registration statement on Form S-2 (herein, together with all amendments and exhibits thereto, the "Registration Statement"), under the Securities Act of 1933, as amended (the Securities Act), with respect to the securities offered pursuant to this Prospectus (the Offering). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the Commission pursuant to the Exchange Act by the Company (File No. 000-24768) are incorporated herein by reference and are delivered, without charge, with this Prospectus:

(a) a copy of the Company's latest Form 10-KSB, which as of the date of this Prospectus is the Company's Form 10-KSB for the fiscal year ended December 28, 1997, as filed with the Commission on March 30, 1998; and

(b) a copy of the Company's latest Form 10-QSB, which as of the date of this Prospectus is the Company's Form 10-QSB for the fiscal quarter ended June 28, 1998, as filed with the Commission on August 17, 1998.

All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to in item (a) above shall be deemed to be incorporated herein by reference and to be a part of this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of such filings. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to John P. Yeros, Medix Resources, Inc., 7100 E. Belleview Avenue, Suite 301, Englewood, Colorado 80111, telephone (303) 741-2045.

LEGAL MATTERS

The validity of the Shares offered hereby is being passed upon for the Company by Lyle B. Stewart, P.C., Denver, Colorado.

EXPERTS

The consolidated financial statements of the Company as of December 28, 1997 and for each of the two years in the period ended December 28, 1997 appearing in the Form 10-KSB have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent auditors, as stated in their report appearing therein, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information in the Company's quarterly reports to be filed in the future on Forms 10-QSB, the independent certified public accountants will not have audited or reviewed such consolidated financial information and will not have expressed an opinion or any other form of assurance with respect to such consolidated financial information.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Shares being registered hereby.

          SEC Registration Fee                                    $     253
          Blue Sky Filing Fees and Expenses                           5,000*
          Accountants' Fees and Expenses                              2,000*
          Legal Fees and Expenses                                     4,000*
          Miscellaneous                                                   0*
                                                                  ---------

          TOTAL                                                   $  11,253*
                                                                  =========

- --------------------
*  Estimated, subject to change.


The Company will bear all of the above expenses of the registration of the Shares.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION

5.1               Opinion of Lyle B. Stewart, P.C.

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent of Lyle B. Stewart, P.C. (included in Exhibit 5.1)

24.1              Power of Attorney (included on signature page)

ITEM 17.  UNDERTAKINGS.

A.    The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;PROVIDED, HOWEVER, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado on September 29, 1998.


MEDIX RESOURCES, INC.


By  /S/ JOHN P. YEROS
John P. Yeros,
President and
Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below in so signing also makes, constitutes and appoints John P. Yeros and David Kinsella, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


    SIGNATURE                      TITLE                    DATE

/S/JOHN P.YEROS            President, Chief            September 29, 1998
John P. Yeros               Executive Officer and
                            Director (Principal
                            Executive Officer and
                            Principal Financial
                            Officer)


/S/DAVID KINSELLA          Controller (Principal       September 29, 1998
David Kinsella              Accounting Officer)


/S/THOMAS J. OBERLE        Director                    September 29, 1998
Thomas J. Oberle

/S/CHARLES POWELL          Director                    September 29, 1998
Charles Powell

                                  EXHIBIT INDEX


EXHIBIT NUMBER                               DESCRIPTION
- --------------                 -------------------------------------------

5.1                            Opinion of Lyle B. Stewart, P.C.

23.1                           Consent of Ehrhardt Keefe Steiner & HOttman PC

23.4                           Consent of Lyle B. Stewart, P.C. (included
                                in Exhibit 5.1)

24.1                           Power of Attorney (included on signature page)